                                                                   Exhibit 99.14


                            (GERDAU AMERISTEEL LOGO)

            GERDAU AMERISTEEL ANNOUNCES FIRST QUARTER 2003 RESULTS

TORONTO, ON, APRIL 29, 2003 -- Gerdau Ameristeel Corporation (TSX: GNA.TO) today reported a net loss of $5.0 million, or $(0.03) per share on net sales of $444 million for the first quarter of 2003. Pro forma net income for the first quarter of 2002 was $7.6 million, or $0.03 per share on net sales of $397 million. EBITDA was $15.9 million for the quarter ended March 31, 2003 versus pro forma EBITDA of $37.8 million for the same quarter last year. Quarterly earnings and EBITDA include non-recurring pre-tax gains of $1.8 million this year and $3.2 million last year. All figures are in U. S. dollars and Canadian GAAP. Pro forma income and EBITDA for the quarter ended March 31, 2002 are reconciled to actual net income below.

On October 23, 2002, Gerdau S.A. (NYSE: GGB) merged its North American operations (Gerdau Canada and AmeriSteel Corporation, or "Gerdau North America") with Co-Steel Inc. to form Gerdau Ameristeel Corporation. Net income of Gerdau North America, the predecessor company for accounting purposes, was $1.3 million for the quarter ended March 31, 2002, or $.01 per share basic and fully diluted. Gerdau Ameristeel believes that the pro forma results, which also include Co-Steel's operations for the three-months ended March 31, 2002, adjusted for the impact of purchase price allocations and resulting acquisition accounting entries, are a more informative disclosure on the combined operations.

The following table summarizes the results of Gerdau Ameristeel for the first quarter of 2003 and the pro forma and actual results for the first quarter of last year.

                                                                     FOR THE QUARTER ENDED
                                           -----------------------------------------------------------------
                                           March 31, 2003              March 31, 2002         March 31, 2002
                                               Actual                      Pro Forma               Actual
                                           --------------              --------------         --------------
Shipments (Tons)
   Mill Finished Steel                        1,222,765                     1,150,418              538,141
   Fabricated Steel                             144,195                       160,624              135,167
     Total                                    1,366,960                     1,311,042              673,308

Income Statement (US $000s
except EPS)
   Net Sales                                  $ 444,378                     $ 396,758            $ 217,983
   Operating (Loss) Profit                       (3,854)                       19,023               11,738
   Net (Loss) Income                             (4,952)                        7,589                1,275
   EBITDA                                        15,888                        37,802               24,708
   EPS - Basic                                    (0.03)                         0.03                 0.01
   EPS - Diluted                                  (0.03)                         0.03                 0.01
Balance Sheet (US $000s)
   Net Working Capital                        $ 319,684
   Cash                                          20,632
   Debt                                         547,962
   Book Value                                   642,829
   Market Capitalization
   (based on US$1.19 per share)                 235,728

Notes: Net working capital excludes cash and debt.

       Debt excludes Convertible Debentures of $85.1 million.

       EBITDA is earnings before interest, taxes, depreciation, and amortization and includes net non-recurring cash gains of $1.8 million in the first quarter of 2003 largely for $2.4 million Canadian utility cost refunds offset by charges relating to project startup costs in Knoxville, and $3.2 million in the first quarter of 2002 (actual and pro forma) largely from settlements with electrode suppliers.

The following table reconciles actual net income to pro forma net income, and pro forma net income to pro forma EBITDA for the quarter ended March 31, 2002:

                                                                          QUARTER ENDED
                                                                          MARCH 31, 2002
                                                                          --------------
US$ (000s)
Net income, actual                                                          $  1,275
Adjust Co-Steel for pre-acquisition period                                    (1,168)
Adjust to reflect income impact of Co-Steel purchase price allocations         3,197
Adjust interest for debt converted to equity                                   4,004
Adjust for minority interest                                                     281
                                                                            --------
Net income, pro forma                                                          7,589
Interest and foreign exchange                                                 10,628
Income taxes                                                                     806
Depreciation and amortization                                                 18,779
EBITDA, pro forma                                                           $ 37,802

Phillip Casey, President and CEO of Gerdau Ameristeel, commented:


"Our financial performance for the March quarter was a disappointing start for the first fiscal year of the newly combined entities. Consistent with the overall industry conditions, Gerdau Ameristeel experienced a convergence of escalating ferrous scrap costs, inflationary energy costs and distressed steel demand due to the weakening economy and harsh seasonal weather. The average cost of scrap raw material during the quarter was $103 per ton versus $78 for the prior year period. Higher energy components also increased production costs by almost $10 per ton over the prior year.

Inclement weather and stagnant demand in the construction and manufacturing sectors of the U.S. economy have negatively impacted all aspects of our business including the typically higher margin downstream steel fabrication segment. The decline in steel demand also coincided with internal challenges to integrate the production schedules of the merged steel operations and to consolidate the inventory and order entry databases. We believe we have made substantial progress on these integration measures, however they were overshadowed by difficult industry conditions.

We expect improvements in spring and summer steel demand to support recently announced bar price increases and to contribute to partial recovery from historically depressed margin levels. Favorable weather trends should also increase the collection and processing of scrap and the price relief from improvements in the supply/demand balance. Price moderation in the global energy sector should also reverse the recent spike in this key cost component."

NOTICE OF CONFERENCE CALL

Gerdau Ameristeel invites you to listen to a live broadcast of its year end conference call on Thursday, May 8, 2003 at 2:30 p.m. EST to discuss the first quarter results. The call will be hosted by Phillip Casey, President and CEO, and Tom Landa, VP and CFO, and can be accessed via our website at www.gerdauameristeel.com. Webcast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

NOTICE OF SHAREHOLDERS MEETING

Gerdau Ameristeel's Annual Shareholders Meeting will be held at the Toronto Hilton, 145 Richmond Street West, Toronto, Canada on Tuesday, May 6, 2003 at 10:00 a.m.

ABOUT GERDAU AMERISTEEL

Through a combined network of 11 mills with annual manufacturing capacity in excess of 6.8 million tons of finished steel products, Gerdau Ameristeel services long product and flat rolled customers throughout the eastern half of North America. Gerdau Ameristeel's mini-mills are vertically integrated with 13 scrap recycling facilities, and 27 downstream businesses that produce specialty steel products and fabricated steel mainly for use in the construction and industrial markets. Gerdau Ameristeel has 198,090,861 common shares outstanding, and the shares are traded on the Toronto Stock Exchange under the symbol GNA.TO. For additional financial and investor information, visit www.gerdauameristeel.com

Gerdau Ameristeel's financial results are presented in accordance with Canadian GAAP. However, EBITDA (earnings before interest, taxes, depreciation and amortization and including net non-recurring cash gains) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company's performance or to cash flows from operations as a measure of liquidity and cash flows. The Company's method of calculating EBITDA, in particular, the inclusion of net non-recurring cash gains, may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

The pro forma statements for the three months ended March 31, 2002 present combined pro forma financial information for Co-Steel and the North American operations of Gerdau S.A. as if they were combined on January 1, 2002, as adjusted for the pro forma effects of the combination and related transactions. Assumptions have been made in preparing these statements, and the results in future periods may show that these assumptions were not correct. These statements do not purport to represent what the actual operating results and financial position of Gerdau Ameristeel would have been had the combination of Co-Steel and Gerdau S.A.'s North American operations actually taken place on January 1, 2002. In addition, these statements do not purport to project the company's results of operations for any future periods or its financial position at any future date.

This news release contains certain "forward-looking" statements with respect to Gerdau Ameristeel's operations and future financial results. Actual results may vary from expected results due to numerous risks and uncertainties. Although the Company believes that their statements are based on reasonable assumptions there can be no assurance that future events will not affect their accuracy.

FOR MORE INFORMATION PLEASE CONTACT:

Phillip E. Casey                Tom J. Landa
President & CEO                 Vice President and Chief Financial Officer
Gerdau Ameristeel               Gerdau Ameristeel
(813) 207-2225                  (813) 207-2300
pcasey@gerdauameristeel.com     tlanda@gerdauameristeel.com

GERDAU AMERISTEEL & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(US$ in thousands)

                                                   FOR THE QUARTER ENDED
                                              -------------------------------
                                              MARCH 31, 2003   MARCH 31, 2002
                                                  ACTUAL         PRO FORMA
                                                 UNAUDITED       UNAUDITED
                                              --------------   --------------
NET SALES                                        $ 444,378       $ 396,758
OPERATING EXPENSES
   Cost of sales                                   411,851         342,015
   Selling and administrative                       18,420          20,156
   Depreciation                                     19,742          18,779
   Other operating income                           (1,781)         (3,215)
                                                 ---------       ---------
(LOSS) INCOME FROM OPERATIONS                       (3,854)         19,023
OTHER EXPENSES
   Interest                                          7,436          10,388
   Amortization of deferred financing costs            374             291
   Foreign exchange gains                             (833)            (51)
                                                 ---------       ---------
(LOSS) INCOME BEFORE TAXES                         (10,831)          8,395
INCOME TAX (BENEFIT) EXPENSE                        (5,662)            806
                                                 ---------       ---------
(LOSS) INCOME BEFORE MINORITY INTEREST              (5,169)          7,589
MINORITY INTEREST                                      217              --
                                                 ---------       ---------
NET (LOSS) INCOME                                $  (4,952)      $   7,589
                                                 ---------       ---------
EPS - BASIC                                      $   (0.03)      $    0.03
EPS - DILUTED                                    $   (0.03)      $    0.03

GERDAU AMERISTEEL &
SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(US$ in thousands)


                                                   MARCH 31, 2003    DECEMBER 31, 2002
                                                        ACTUAL            ACTUAL
ASSETS                                                 UNAUDITED        UNAUDITED
                                                   --------------    -----------------
CURRENT ASSETS
   Cash and cash equivalents                         $    20,632       $    16,361
   Accounts receivable, net                              234,361           172,745
   Inventories                                           349,589           351,400
   Deferred tax assets and recoverable taxes              11,417            11,417
   Other current assets                                    8,513             2,997
                                                     -----------       -----------
TOTAL CURRENT ASSETS                                     624,512           554,920
PROPERTY, PLANT AND EQUIPMENT
     Fixed assets at cost                              1,155,093         1,118,308
     Less accumulated depreciation                      (247,078)         (219,360)
                                                     -----------       -----------

NET PROPERTY, PLANT AND EQUIPMENT                        908,015           898,948
GOODWILL                                                 116,564           114,374
DEFERRED FINANCING COSTS                                   2,265             2,514
OTHER ASSETS                                               2,055               645
                                                     -----------       -----------
TOTAL ASSETS                                         $ 1,653,411       $ 1,571,401
                                                     ===========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Trade accounts payable                          $   202,491       $   170,334
     Accrued salaries, wages and employee benefits        48,967            43,932
     Other current liabilities                            32,738            30,072
     Bank indebtedness                                    16,613            23,379
     Current maturities of long-term borrowings          349,206            83,942
                                                     -----------       -----------

TOTAL CURRENT LIABILITIES                                650,015           351,659
LONG TERM BORROWINGS, LESS CURRENT PORTION               182,143           411,833
OTHER LIABILITIES                                        111,779            99,341
DEFERRED TAX LIABILITIES                                  66,645            82,158
MINORITY INTEREST                                             --            33,312
SHAREHOLDERS' EQUITY
     Invested capital                                    547,601           513,400
     Convertible debentures                               85,075            79,134
     Retained earnings                                    (4,518)            1,329
     Cumulative translation adjustment                    14,671              (765)
                                                     -----------       -----------

TOTAL SHAREHOLDERS' EQUITY                               642,829           593,098
                                                     -----------       -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $ 1,653,411       $ 1,571,401
                                                     ===========       ===========


GERDAU AMERISTEEL & SUBSIDIARIES

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

(US$ in thousands)

                                                                      FOR THE QUARTER ENDED
                                                          ------------------------------------------------
                                                             MARCH 31, 2003             MARCH 31, 2002
                                                                 ACTUAL                   PRO FORMA
                                                               UNAUDITED                  UNAUDITED
                                                          ----------------------    ----------------------
                                                             TONS                      TONS
                                                          ---------                 ---------
PRODUCTION
   Melt Shop                                              1,317,764                 1,396,258
   Rolling Mill                                           1,236,971                 1,319,723


FINISHED STEEL SHIPMENTS                                     TONS            %         TONS             %
                                                          ---------         ----    ---------         ----
Rebar                                                       403,278         29.5      316,861         24.2
Merchant/ /Special Sections                                 508,989         37.2      470,532         35.9
Rod                                                         137,948         10.1      180,462         13.8
Flat Rolled                                                 172,550         12.6      182,563         13.9
Fabricated Steel                                            144,195         10.6      160,624         12.2
                                                          ---------        -----    ---------        -----
  Total                                                   1,366,960        100.0    1,311,042        100.0


                                                             $/TON                     $/TON
                                                           --------                  --------
WEIGHTED AVERAGE SELLING PRICE
Mill external shipments                                    $ 292.36                  $ 262.31
Fabricated steel shipments                                   431.09                    434.17
SCRAP CHARGED                                                103.42                     77.74
METALS SPREAD
Mill external shipments                                      188.94                    184.57


                                                                           $/TON                      $/TON
                                                                          FINISHED                    FINISHED
                                                        US$ MILLION        STEEL     US$ MILLION       STEEL
                                                       ------------       --------   -----------      --------
EBITDA                                                 $     15,888         $ 11       $ 37,802        $ 29
OPERATING (LOSS) INCOME                                $     (3,854)        $ (3)        19,023        $ 15
INTEREST EXPENSE                                       $      7,436         $  5         10,388        $  8
CAPITAL EXPENDITURES                                   $     10,747
TOTAL SHARES OUTSTANDING                                198,090,861